
The Tech is Here!
FDA CLEARED
SofPulse
Targeted MicroCurrent Therapy
Faster.
SofPulse®
Targeted Pulsed ElectroMagnetic Field
0:01 / 0:09
Pain Relief, Inflammation Reduction, and Opioid-Free Recovery.


SofPulse
Accelerate recovery, Conquer pain
Building the Future of Recovery *Together.*
MEET A FEW OF THE TEAM BEHIND SOFPULSE®

sofpulseteam ···

sofpulseteam SofPulse™ is on a mission to change how we recover and manage pain — moving faster, safer, non-invasive recovery.

Here, CEO Alan Collier and NFL legend David bring together two worlds — breakthrough medical technology and firsthand experience on the field. Together, they're leading the charge to make recovery smarter and faster.

👉 The future of recovery is here. #SofPulse #FasterRecovery #NextLevelRecovery

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

1w

kingregime24 👏👏@sofpulseteam @david_irving95🔥🔥

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September 5

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SofPulse
SofPulse® $50K
Milestone Achieved
$1.2 Million Campaign
Launching Soon!

SofPulse
September 10 at 4:00 PM ·

$50K and climbing! We just hit a huge milestone on Wefunder, and we're only getting started.
Momentum is building fast — don't miss your chance to be part of the story.
Invest today →
https://wefunder.com/sofpulse/

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Comment as Carmen Naidoo



SofPulse
September 8 at 3:00 PM ·

Behind every athlete is a life worth living to the fullest.
For David, that means being present with family — not sidelined by pain. ⚡
SofPulse® helps athletes and everyday people recover faster, so they can focus on the moments that really count.
Learn more about Sofpulse on WeFunder. Link in Bio.

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Comment as Carmen Naidoo


SofPulse
Faster Recovery. Stronger Comebacks.
Learn more about SofPulse® on
WEFUNDER

SofPulse
September 3 at 3:30 PM ·

On or off the field, recovery matters. ⚡ SofPulse® helps athletes of every level reduce pain and speed up healing, so they can focus on the game — not the injury.

👉 Because the future of sports belongs to the next generation.
#SofPulse #fasterrecovery

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be a... **See more**

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Comment as Carmen Naidoo

10:47 80

Posts
sofpulseteam

Follow

sofpulseteam
1 day ago



FORMER COWBOYS #95
DAVID IRVING
21.09.25 | 01:25 PM
Q'S BILLIARDS CLUB | 11835 WILSHIRE BLVD L.A. 90025
FIND OUT MORE ABOUT SOFPULSE® THE RECOVERY SOLUTION THAT GAVE DAVID BACK HIS LIFE
SofPulse
Accelerate recovery, Conquer pain
Learn more on
WEFUNDER

2 1

sofpulseteam 🔥 From the field to full recovery 🔥
Join former Cowboys #95 David Irving as he shares how SofPulse® gave him his life back... more

sofpulseteam SofPulse Accelerate recovery, Conquer pain


SofPulse®
Accelerate recovery, Conquer pain
TFDA Approved in Taiwan
Exclusive distribution partner marketing to 2 Million post-surgical patients a year
EVERMED
衛生福利部食品藥物管理署
FDA
Taiwan Food and Drug Administration

sofpulseteam ···

sofpulseteam Taiwan performs 4.6M+ major surgeries every year – and our distributor, EverMed Medical Enterprise, is targeting 1.5M procedures across orthopedic, spinal, cardiovascular, and plastic surgery where our FDA-cleared PEMF technology has shown proven benefits.

📍 We're deploying direct sales teams in Taiwan's top medical hubs and presenting clinical data at major regional medical forums – building strong momentum in one of Asia's most advanced healthcare systems.

Why it matters for the U.S.: Every step forward internationally helps us fast-track adoption here at home, where 50M+ surgeries happen yearly. Our goal? Reduce pain, speed recovery, and cut opioid dependency — without drugs.

🚀 Be part of the movement. Help us scale faster.
👉 Reserve your shares today. [Link in bio]

#SofPulse #PEMF #MedicalTech #PostSurgeryRecovery #Wefunder #InvestInHealth #OpioidAlternative #Taiwan #GlobalExpansion #surgicalrecovery

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SofPulse
Accelerate recovery. Conquer pain
I never thought I'd ride again. SofPulse helped me get my life back.
—DAVID IRVING

sofpulseteam ...

sofpulseteam "I never thought this was possible.
The freedom. The movement. The joy.

Pain had me believing I was done.
Then I found SofPulse—and everything changed.

I'm not just getting by anymore.
I'm living again."
—David Irving

Join us in revolutionizing recovery. By reserving your shares in SofPulse, you're helping bring freedom, movement, and joy to countless lives living with pain.

Be part of the change.

#SofPulse #InvestInRecovery #ChangeLives #PEMF #healinginnovation

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves

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Former NFL Player
David Irving
Dallas Cowboys #95
SofPulse
Imagine a world without pain.
[redacted]

sofpulseteam
Original audio

...

sofpulseteam I've been through it all... surgeries, painkillers — none of it helped. Former NFL star David Irving shares how SofPulse® changed everything. His story is a powerful reminder of why we're fighting for drug-free pain relief that actually works. Watch , listen, and join us as we bring real solutions to the people who need them the most. wefunder.com/sofpulse We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. #SofPulse #PainRelief #wefunder #DavidIrving #opioidalternative #athleterecovery #tbi #noninvasivehealing

1w

sofpulseteam We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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SofPulse®
Accelerate recovery, Conquer pain
UC San Diego Validates SofPulse®
38% Less Pain
41% Fewer Opioids in 3 Days
UC San Diego
School of Medicine

sofpulseteam
Los Angeles, CA

sofpulseteam Real research. Real results. UC San Diego's recent findings continue to validate SofPulse® as a breakthrough in non-invasive pain and inflammation treatment. We're proud to be making waves in the academic and clinical space — And we are just getting started. Learn more 👉 www.wefunder.com/sofpulse. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

1w

sofpulseteam We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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I thought pain was just part of life… but SofPulse changed everything.
David Irving
www.wefunder.com/sofpulse.co

sofpulseteam
Dallas, Texas

sofpulseteam You don't realize how heavy the pain is —until it's gone. For years I've carried it like it was normal. But relief doesn't have to mean endless meds or downtime. SofPulse changed the way I recover and the way I live. Learn how it could change your life too. We're building something bigger— you can be a part of it. 👉www.wefunder.com/sofpulse #sofpulse #wefunder #lifeafterpain #davidirving #feelbetterlivebetter #recoverytech

6d

sofpulseteam We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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SofPulse®
Accelerate recovery, Conquer pain
DEPARTMENT OF DEFENSE
UNITED STATES OF AMERICA
SofPulse® is Now Available to the VA & DoD
Giving 15 Million Veterans Access Through the Federal Supply System

sofpulseteam
Dallas, Texas

sofpulseteam A powerful moment for our mission. SofPulse is being included in VA/DoD clinical research for its potential to support veterans with chronic prob and injuries — with less opioids than before . We are honored to play a role in transforming care for those who serve. Click link in bio to learn more . 💜. #SofPulse #veterans #recovery #davidirving #marinecorps #army #airforce #navy

5d

sofpulseteam We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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JOIN DAVID IRVING AT THE TAILGATE!


SofP

JOIN THE MOVEMENT

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


What it is, this is a recovery device.

sofpulseteam
Original audio

...

sofpulseteam Recovery meets performance. NFL former defensive lineman @david_irving95 doesn't just talk about SofPulse. He uses it daily ! Whether it's during post workout recovery or managing chronic pain, this is drug free recovery in action . Non — invasive . Clinically tested. BACKED BY REAL ATHLETES . Ready to see what's next for pain relief ? Learn more here 👉 www.wefunder.com/sofpulse. #sofpulse #recovery #athlete #davidirving #realresults #wefunder

5d

sofpulseteam We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

5d Reply

bonelesscoffee Good to see you still doin good my dude. Haven't seen you since I quit working at Unwind

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FDA
CLEARED
and
READY
TO SCALE
0:02 / 0:20


SofPulse®
Targeted Pulsed ElectroMagnetic Field
THE FUTURE OF RECOVERY IS HERE!
Invest early in a top-tier opportunity with massive market potential.
0:02 / 1:19
WEFUNDER


Be Early.
RESERVE SHARES NOW
SofPulse®
Targeted Pulsed ElectroMagnetic Field
0:00 / 0:10



I invested in SofPulse.
K Tucker Andersen
Invested $681,000
RESERVE SHARES NOW
SofPulse®
Targeted Pulsed ElectroMagnetic Field
Only on
WEFUNDER
0:00 / 0:11

SofPulse®

Accelerate recovery, Conquer pain™

Discover the Future of Health Care with SofPulse®

Our Cutting-edge technology offers pain management solutions with accelerated recovery & pain reduction.

Join for exclusive offers & priority updates


Speeds up Post-Surgical Recovery Process Naturally
Significantly Reduces Pain and Edema
Reduces the Need for Addictive Opioid or Narcotics
Join Us
Research-backed electroceutical technology designed to treat pain without addiction.
FDA CLEARED

Here's some reasons to be interested

- 1. FDA-Cleared for Postoperative Pain and Edema & Listed on the Fed Supply Schedule for sales to VA/DoD
- Robust Patent Portfolio: 18 Granted Patents Related to PEMF Therapies Including TBI, MS & Strokes

Please note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

50% Recovery of Pressure Ulcers (Bed Sores) with PEMF Technology – Accelerating SofPulse® VA/DoD Rollout


DEPARTMENT OF DEFENSE
UNITED STATES OF AMERICA
SofPulse® is Now Available to the VA & DoD
Giving 15 Million Veterans Access Through the Federal Supply System

In a double-blind, placebo-controlled trial at MUSC, Pulsed Electromagnetic Frequency ("PEMF") therapy **resolved or significantly improved 50% of chronic pressure ulcers (bed sores)** (versus 0% in sham/untreated wounds, 54% of which worsened), with no adverse events and measurable reductions in both wound depth and pain intensity. Medical University of South Carolina, Charleston, SC (MUSC)

The medical results are in and the world of chronic wound care is about to change because of SofPulse®.

Strategic Deployment Opportunity:

SofPulse® is **currently available to 15M Veterans and their families**.
This has helped to position our medical device to become the new

standard of care in chronic wound care for the Veterans Administration Healthcare system and the Dept of Defense (VA/DoD).

Positive treatment outcomes will help us fast-track device approvals, accelerate deployment and can lead to dominance in the **$10B+ chronic wound care market**.

Current Market Opportunity:

SofPulse® is uniquely positioned to capitalize on a timely opportunity within federal reimbursement channels.

- Listed on the Federal Supply System (FSS)
- Available for use to more than 15 million VA and DoD patients
- Aligned with federal initiatives targeting opioid reduction, pain management, and cost containment

SofPulse® Offers Deployment Readiness:

- 170+ VA clinics identified to approach for wound care and system-wide rollout
- Medical Device is portable, cost-effective, and helps reduce wound care cost
- PEMF treatments are effective and help to reduce patient pain and inflammation

Operational & Financial Impact:

- Fewer dressing changes and surgical interventions
- Reduction in hospital readmitted patients and long-term hospitalization

• Supports VA mandates on quality-of-life improvement and budget optimization

• Disposable device model targeting an urgent and unmet need

The study shows scientific
based results for resolving pressure ulcers and bed sores, providing
additional evidence to the VA/DoD hospital markets to reduce standard wound care costs.

Your support will help us seize this massive opportunity, saving lives and reducing healthcare costs.

Join Us, Reserve Your Shares Now!

Alan Collier, CEO - SofPulse, Inc.

Sterling Collier

1441 East broad Street, Fuquay-Varina, NC 27526

Thank You for Joining Us on Our Journey.

At Sofpulse® we are Driven by Urgency!

Things are happening fast. We are commencing our medical study for reimbursement and our initial marketing launch into the elderly care market.


Our Purpose
Dependable pain relief without dependence
SofPulse® is clinically proven to reduce inflammation, pain and edema - Accelerating Recovery and Conquering Pain!
Non-opioid | Non-invasive Drug-free
Join Now
FDA CLEARED
Our goal is to establish SofPulse® as the standard of care in pain reduction and wound management.
With the pain market shifting towards holistic approaches, SofPulse® is set to lead the market with its innovative technology.

As such, we are in the middle of a friends and family round and want to invite you to join us. Click here for exciting details!

Our mission is to bring an end to the vicious cycle of Opioid addiction. 7 out of 10 Opioid addictions begin with a prescription. Our rigorous scientific testing verifies that we offer the medical community a powerful alternative.

Learn More

This is our opportunity to make a positive difference in the world.

Please note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Thank You for Your Consideration

Best Wishes,

Alan Collier

1441 East Broad Street, # 176, Fuquay Varina, NC 27526

SofPulse: Tucker Andersen quote

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CTA: **Learn More / Sign Up / Watch More**

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GRAPHIC STORY GRAPHIC

MESSAGE
K. Tucker Andersen, a former co-managing partner of a $1 billion hedge fund and a longtime member of Philips Exeter IC, has invested $681,000 in SofPulse®. He believes the company has the potential to help millions while also offering strong return potential. SofPulse® is a FDA cleared, drug-free, pain management device that is already in use by hospitals and the VA. Now is your chance to reserve your shares and get in early alongside experienced investors.

CTA: LEARN MORE

HEADLINE: $681K Invested by Lead Backer

DESCRIPTION
Join early investors today and reserve your shares.

SofPulse: Drug free treatment

Ad

Ad Name:

Ad Type: **General / Prospecting / Retargeting**

Message: **125 char**. Headline: **5 words max** Description: **40 char**.

CTA: **Learn More / Sign Up / Watch More**

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GRAPHIC STORY GRAPHIC

MESSAGE
SofPulse is changing the way we manage pain. Our FDA-cleared technology helps reduce pain and inflammation after surgery while minimizing the need for opioids. By offering a safe and effective solution, SofPulse addresses a significant healthcare problem and provides an opportunity to make a lasting impact. With successful clinical results and growing adoption across hospitals and the VA, now is the time to reserve your shares.

CTA: LEARN MORE

HEADLINE: Pain Relief Without Opioids

DESCRIPTION
Reserve shares in SofPulse today.

From: **Alan Collier** acollier@sofpulseinc.com
Subject: Thank You!
Date: July 29, 2025 at 2:54 PM
To: ggriffin904@gmail.com
Bcc: Alan Collier acollier@sofpulseinc.com

Dear Mr. Griffin,

Thank you for your participation in SofPulse!

We welcome you aboard and are happy to have you as part of our team of supporters.

This is a pivotal moment for SofPulse, and we believe the timing of your support could not be better. Momentum is building across the VA/DoD, eldercare and chronic wound care markets. We are positioned for meaningful growth in the months ahead.

We will be sending regular updates on our progress and exciting developments to our WeFunder campaign progress.

If your investment includes the perks of a SofPulse pullover and/or an autographed football by David Irving. These will be fulfilled once the campaign is complete. If your investment includes an evening at the Hollywood Bowl with David Irving, the details will follow shortly.

Again, we want to thank you for joining the mission.

Please share the SofPulse opportunity with your business and social networks. This will help us build momentum and fast track our mission of tackling pain without the risk of addiction.

All the best,

Alan Collier
CEO and Chairman
SofPulse, Inc.
1441 E Broad Street, #176
Fuquay Varina, NC 27526
Mobile: 818-261-2372
acollier@sofpulseinc.com
www.sofpulse.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

SofPulse: You can get in early

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Message: **125 char**. Headline: **5 words max** Description: **40 char**.

CTA: **Learn More / Sign Up / Watch More**

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GRAPHIC STORY GRAPHIC

MESSAGE
This is your opportunity to get in early on a company that is addressing one of the biggest healthcare crises of our time. SofPulse is an FDA-cleared medical technology that helps patients recover faster from surgery without the use of harmful or addictive drugs. We have already raised over twenty million dollars, and major health systems, including the VA, are beginning to implement our solution. Now we are inviting early investors like you to reserve your shares and be part of the solution from the very beginning.   We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CTA: LEARN MORE

HEADLINE: Get In Early Today

DESCRIPTION
Reserve your shares in SofPulse.

12:37


NFL
1st & 10
BAL 7 DAL 7 2ND 4:34 07 1ST & 10


1st & 10
BAL 7
DAL 7
2ND 4:34
1ST & 10
NFL
JAC 3
DET 6
2ND 6:05
M. STAFFORD: 6/11, 28 YDS

1mo •

Hey everyone ! This is SofPulse , we just launched on Wefunder. This FDA cleared technology was made to help us heal better. This is something I've been working on since I left the NFL . I started as just an influencer years ago with SofPulse. Now , I'm the Chief Communications Officer. This is real. Check us out!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Posted August 7, 2025

SofPulse, Inc.

TAIWAN: 1.5 M Surgeries In Our Sights

Taiwan performs more than 4.6 million major surgeries every year. EverMed Medical Enterprise, our Taiwanese SofPulse® distributor, is currently targeting 1.5 million of those procedures in four Medical specialties where our Pulsed ElectroMagnetic Field (PEMF) technology has demonstrated medical benefits: orthopedic, spinal, cardiovascular, and plastic surgery.

SofPulse® and EverMed are deploying direct sales teams in Taiwan's premier medical hubs: Taipei, Kaohsiung, Taichung, and Tainan. PEMF medical treatment data are being showcased on the international stage at Taiwan's Society of Plastic Surgery Forum and at Asian Pacific Orthopedic and Pain Management Forums.

SofPulse® is progressing through Taiwan's healthcare system establishing adoption protocols while pursuing international PEMF technology expansion. The results of marketing efforts indicate that our PEMF technology is gaining acceptance in one of Asia's most advanced medical markets.

Why does Taiwan's progress support our US post-surgical recovery development?

We believe that building on our international momentum will help us speed up our US efforts to address needs in more than 50M surgeries performed yearly.

Get Involved Now www.wefunder.com/sofpulse

We've built a solid FDA-cleared clinical foundation. Every surgical procedure that uses SofPulse® PEMF technology can help reduce patients' unnecessary pain, accelerate healing, and reduce opioid dependency.

We have developed a structured plan for obtaining US insurance reimbursement and are seeking your support to launch our strategy with speed and precision.

Please join us in our efforts to develop SofPulse® PEMF as a solution for drug-free pain and inflammation management. We look forward to welcoming you aboard.

Reserve Your Shares at www.wefunder.com/sofpulse

Alan Collier, CEO - SofPulse, Inc.
Ira Weisberg, President - SofPulse, Inc.


Recovery shouldn't
end in addiction.
SofPulse

[Invest in SofPulse, Inc.: Conquer Pain, End Addiction]

wefunder.com

Posted August 1, 2025

As you are aware, I’ve been serving as President of SofPulse Inc., and we are now commencing our CF offering on Wefunder.com/SofPulse.
We are in the friends and family pre-launch phase, also known as testing the waters. This is your chance to reserve shares early and get in ahead of the full public launch.
Even if you're not in a position to participate right now, a quick share with your business and social networks would mean a lot and help us build momentum so we can reach our funding objectives.
Please take a look at www.wefunder.com/Sofpulse, and if there are any questions, feel free to reach out.
Thank you

Invest in SofPulse, Inc.: Conquer Pain, End Addiction wefunder.com

Invest in SofPulse, Inc.: Conquer Pain, End Addiction wefunder.com


SofPulse
PEMF Engineered for Faster Recovery

Invest in SofPulse, Inc.: Conquer Pain, End Addiction

wefunder.com

Posted July 30, 2025

SofPulse, Inc.

50% Recovery of Pressure Ulcers (Bed Sores) with PEMF Technology – Accelerating SofPulse® VA/DoD Rollout

In a double-blind, placebo-controlled trial at MUSC, Pulsed Electromagnetic Frequency ("PEMF") therapy resolved or significantly improved 50% of chronic pressure ulcers (bed sores) (versus 0% in sham/untreated wounds, 54% of which worsened), with no adverse events and measurable reductions in both wound depth and pain intensity. Medical University of South Carolina, Charleston, SC (MUSC)

The medical results are in and the world of chronic wound care is about to change because of SofPulse®.

Strategic Deployment Opportunity:

SofPulse® is currently available to 15M Veterans and their families. This has helped to position our medical device to become the new standard of care in chronic wound care for the Veterans Administration Healthcare system and the Dept of Defense (VA/DoD).

Positive treatment outcomes will help us fast-track device approvals, accelerate deployment and can lead to dominance in the $10B+ chronic wound care market.

Current Market Opportunity:

SofPulse® is uniquely positioned to capitalize on a timely opportunity within federal reimbursement channels.

- Listed on the Federal Supply Schedule (FSS)
- Available for use to more than 15 million VA and DoD patients
- Aligned with federal initiatives targeting opioid reduction, pain management, and cost containment

SofPulse® Offers Deployment Readiness:

- 170+ VA clinics identified to approach for wound care and system-wide rollout
- Medical Device is portable, cost-effective, and helps reduce wound care cost
- PEMF treatments are effective and help to reduce patient pain and inflammation

Operational & Financial Impact:

- Fewer dressing changes and surgical interventions
- Reduction in hospital readmitted patients and long-term hospitalization
- Supports VA mandates on quality-of-life improvement and budget optimization
- Disposable device model targeting an urgent and unmet need

The study shows scientific based results for resolving pressure ulcers and bed sores, providing additional evidence to the VA/DoD hospital markets to reduce standard wound care costs.

Your support will help us seize this massive opportunity, saving lives and reducing healthcare costs.

Join Us, Reserve Your Shares Now!

https://lnkd.in/espTqnku

Alan Collier, CEO - SofPulse, Inc.

Ira Weisberg, President - SofPulse, Inc.


Recovery shouldn't
end in addiction.
SofPulse

Invest in SofPulse, Inc.: Conquer Pain, End Addiction

wefunder.com

Posted July 23, 2025

U.C. San Diego Validates SofPulse® as Breakthrough in Post-Op Pain Relief
The pilot study results validate that SofPulse® reduces pain and inflammation. It is now positioned to become a breakthrough post operative pain relief device.
"Pulsed shortwave therapy reduced pain significantly in just one week - with no adverse events reported." - Neuromodulation: "Technology at the Neural Interface" published June 2025.
The study provides compelling new clinical evidence that reinforces the core promise of SofPulse®: to accelerate recovery while reducing reliance on opioids and other pain medicines.
According to this study, SofPulse® - our FDA-cleared PEMF® device reduced:
- Post-operative pain by 38.2%
- Opioid use by 41%
All within the first 3 days of recovery!
This data underscores what we've long believed: SofPulse® is not just a device - it's a needed drug-free solution to combat opioid use in patient surgical care.
Link to U.C. San Diego study
https://lnkd.in/e6GdAHbY
Next Step:
We are building on this momentum by negotiating a multi-clinical trial with U.C. San Diego to expand treatment validation.
Your investment in SofPulse® does more than fund a device. It fuels a future where post-surgical pain doesn't become lifelong addiction.
Here's what your support enables:
• A definitive multi-site study for medical insurance reimbursement;
• Expansion into eldercare, VA, and global markets; and
• Continued clinical validation and market access.
We are already in the Federal Supply Schedule for distribution to over 15 million patients in the VA and Dept of Defense.
Join Us, Reserve Your Shares Now!
Alan Collier, CEO - SofPulse, Inc.
Ira Weisberg, President, SofPulse, Inc.

Forbes

UC San Diego Validates SofPulse® as Breakthrough in Post-Op Pain Relief | SofPulse, Inc. Update

wefunder.com

SofPulse

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TTW Launch Ads Set 1

Message: **125 char**. Headline: **40 char**. Description: **30 char**.

Graphic Sizing: **1200x1200**

CTA: **Learn More / Sign Up / Watch More**

Ad Name: Mission in one sentence 1

Ad Type: **General / Prospecting / Retargeting**

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At SofPulse, we are driven by one urgent goal: to end the nation's dependency on opioids by offering a clinically proven solution that helps people recover naturally and safely. Our patented technology is FDA-cleared and already improving lives through faster recovery, reduced pain, and zero side effects. **This is about more than innovation. It is about impact. We are already in hospitals. The VA is adopting our solution.** **We have raised over $20 million, and now we are opening the opportunity to individual investors.** **We invite you to reserve your shares today and stand with us as we build a future where healing does not come with the risk of addiction.** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CTA: LEARN MORE

HEADLINE: Reserve Shares in a Mission That Can Heal Millions

DESCRIPTION

Reserve your shares in SofPulse and help us replace opioids with safe, drug-free recovery technology.

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Ad Name: Value Prop 2

Ad Type: **General / Prospecting / Retargeting**

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SofPulse is not just another medical device. It is a game-changing advancement in post-surgical pain management. Our technology uses pulsed electromagnetic fields to activate the body's natural recovery processes. The result is a 275 percent faster reduction in pain, swelling, and inflammation than the alternative. All without a single pill.

We are solving a critical gap in modern healthcare. Patients are often sent home from surgery with only two options: opioids or outdated anti-inflammatory drugs. We offer a third option that is non-invasive, effective, and trusted by medical professionals across the country.

With more than fourteen clinical studies behind us and real-world adoption already underway, this is the perfect time to reserve your shares. Be part of a company with real traction, a clear vision, and a mission that matters.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CTA: LEARN MORE

HEADLINE: Own the Future of Drug-Free Pain Recovery

DESCRIPTION
Reserve your shares in SofPulse and invest in a company solving pain with proven science and breakthrough tech.

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Ad Name: Top Reasons to Invest 3

Ad Type: **General / Prospecting / Retargeting**

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There are many reasons to invest in SofPulse right now. We are FDA cleared and supported by fourteen peer-reviewed studies. We have already raised over $20 million from early investors and major healthcare institutions are integrating our technology, including the VA.

We are solving one of the biggest challenges in American healthcare today. The overuse of prescription opioids. With a proven solution that supports recovery without drugs, we are in a unique position to drive both massive impact and meaningful returns.

As we expand into outpatient surgery centers, sports medicine clinics, and home care, the

potential for scale is enormous. Our team includes NFL veterans, top-tier medical experts, and seasoned business leaders ready to take this to the next level.

Now is your chance to join us. Reserve your shares today and be part of the company that is changing the way America heals.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CTA: LEARN MORE

HEADLINE: Reserve Your Shares Today

DESCRIPTION
Gain early access to a company with FDA clearance, real traction, and a critical mission.

Revision Notes:

Status- ***Approved Content – Carmen is sending revised Graphics***

Ad Name: Market Opportunity 4

Ad Type: **General / Prospecting / Retargeting**

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The pain management industry is enormous. In the United States alone, over fifty million people undergo surgery each year, and most are sent home with prescription opioids. At $500 per patient, SofPulse is positioned to address a $25 billion market.

With expansion into outpatient care, athletic recovery, and home use, our growth potential is massive. We have already validated our technology. Hospitals are using it. The VA is adopting it. And we are just getting started.

This is your chance to reserve shares in a company that is positioned to disrupt the status quo in healthcare while delivering real and lasting value to investors. If you are looking for a high-impact, high-growth opportunity in Health Tech, SofPulse is it.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CTA: LEARN MORE

HEADLINE: Join Us On Our Mission

DESCRIPTION
Reserve your shares in SofPulse now and invest early in a company solving pain for millions and opening a multibillion-dollar market.

Revision Notes:

Status- *Approved for Content – Carmen is sending revised Graphics*